

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 21, 2009

Mr. J. Per Brodin
Senior Vice President and Chief Financial Officer
Claire's Stores, Inc.
3 S.W. 129th Avenue
Pembroke Pines, Florida 33027

> **Re: Claire's Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2009**
> **Filed April 28, 2009**
> **Form 10-K/A for Fiscal Year Ended January 31, 2009**
> **Filed May 27, 2009**
> **Form 10-Q for Fiscal Quarter Ended August 1, 2009**
> **Filed September 11, 2009**
> **File No. 333-148108**

Dear Mr. Brodin:

We have completed our review of the above captioned filings and related correspondence and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director